

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Chris Showalter
Chief Executive Officer
Lifezone Metals Limited
Commerce House
1 Bowring Road
Ramsey, Isle of Man, IM8 2LQ

   Re: Lifezone Metals Limited
     Post-Effective Amendment No.2 to Form F-1
     Filed April 1, 2024
     File No. 333-272865

Dear Chris Showalter:

  We have reviewed your post-effective amendment and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No.2 to Form F-1 filed April 1, 2024

Registration Statement Cover Page, page 0

1.   You list an agent for service located outside of the United States. Instead, please provide an agent for service with a United States address.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Carol Stubblefield, Esq., of Baker & McKenzie LLP